UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13GA
(Amendment No.2)

Under the Securities Exchange Act of 1934

Avistar Communications Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

05379X208
CUSIP Number)

December 31, 2007
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b) For IA & IAR
    [ ]  Rule 13d-1(c) For LP if any
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 05379X208 	SCHEDULE 13GA	Page 2 of 5


1	Name of Reporting Person

	Fuller & Thaler Asset Management, Inc.

	IRS Identification No. of Above Person	94-3176968

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				3,431,400

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				3,431,400

			8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	3,431,400

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	9.97%

12	Type of Reporting Person*

	CO, IA


CUSIP No. 05379X208	SCHEDULE 13GA	Page 3 of 5

Item 1(a).	Name of Issuer.

	Avistar Communications Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices.

	 555 Twin Dolphin Drive, Suite 360, Redwood Shores,
California  94065

Item 2(a).	Names of Persons Filing.

	Fuller & Thaler Asset Management, Inc.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Fuller & Thaler Asset Management,
Inc. is 411 Borel Avenue, Suite 300, San Mateo, CA  94402.

Item 2(c).	Citizenship.

	Fuller & Thaler Asset Management, Inc. is a California corporation.

Item 2(d).	Title of Class of Securities.

	Common Stock, $0.001 par value

Item 2(e).	CUSIP Number.

	05379X208

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).





CUSIP No. 05379X208	SCHEDULE 13GA	Page 4 of 5


(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Reference is made hereby to Items 5-9 and 11 of Pages two (2) and three (3) of this Schedule 13GA, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Fuller & Thaler Asset Management, Inc. is deemed to be the beneficial owner of the number of securities reflected in Item
5-9 and 11 of page two (2) of this Schedule 13GA pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom Fuller & Thaler Asset Management, Inc. acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, no par value per share purchased or held pursuant to such arrangements.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

CUSIP No. 05379X208	SCHEDULE 13GA	Page 5 of 5

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

    By signing below, Fuller & Thaler Asset Management, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above on page two (2) of this Schedule 13GA were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature


	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	February 14, 2008

	Fuller & Thaler Asset Management, Inc.



	/s/ Hanna Zanoni
	________________________
	By:  Hanna Zanoni
	its: Chief Compliance Officer